# SEC Schedule 13G/A (Amendment No. 28) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Estee Lauder Companies Inc., CIK 0001001250
CUSIP: 518439104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 767 Fifth Avenue, New York, New York (NY), 10153
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001008086

## Reporting persons
- Richard D. Parsons: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 23,027; shared voting power 0; sole dispositive power 23,027; shared dispositive power 0; aggregate amount beneficially owned 23,027 (0% of the class)
  Comment: This Amendment is being filed by Mr. Richard D. Parsons' estate as a result of (1) a change in trustee for the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor (the "2000 Revocable Trust"), effective December 7, 2024 (on that date, Aerin Lauder Zinterhofer replaced Richard D. Parsons as sole trustee for the 2000 Revocable Trust. As a result of this change, Mr. Parsons was no longer a party to the Stockholders' Agreement.) and (2) the death of Mr. Parsons on December 26, 2024. As a result of his death, the Reporting Person no longer has indirect beneficial ownership of any the Class A Common Stock or Class B Common Stock of The Estee Lauder Companies Inc. held by The Parsons Family Foundation, The 4202 Trust or the Rebecca L. Parsons 2012 Trust. For the remainder of this Amendment, references to the Reporting Person include Mr. Parsons' estate following his death. For Rows (5) through (9) and (11) of the cover page of this Schedule 13G, see Item 4.

## Item 1. Issuer
Name of issuer: The Estee Lauder Companies Inc.
Address of issuer's principal executive offices: 767 Fifth Avenue New York , NY, 10153

## Item 2. Person Filing
Name of person filing: Richard D. Parsons (the "Reporting Person")
Address of principal business office or, if none, residence: 767 Fifth Avenue New York, NY 10153
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, the Reporting Person beneficially owned 23,027 shares of EL Class A Common Stock ("Class A Common Stock") of The Estee Lauder Companies Inc. (the "Issuer") as follows: (i) 8,065 shares of Class A Common Stock issuable pursuant to options held by the Reporting Persons that are exercisable on, or within 60 days following, December 31, 2024; and (ii) 14,962 stock units, such shares will be paid out in shares of Class A Common Stock on the first business day of January 2025.
Percent of class: The responses of the Reporting Person to Row (11) of the cover page of this Schedule 13G are incorporated herein by reference. As of December 31, 2024, the 23,027 shares of Class A Common Stock beneficially owned by the Reporting Person constitute 0% of the aggregate voting power of the Issuer.
Sole power to vote or to direct the vote: The responses of the Reporting Person to Rows (5) through (9) of the cover page of this Schedule 13G are incorporated herein by reference. As of December 31, 2024, the Reporting Person has sole voting power with respect to the 23,027 shares of Class A Common Stock as follows: (i) 8,065 shares of Class A Common Stock issuable pursuant to options held by the Reporting Person that are exercisable on, or within 60 days following, December 31, 2024 and(ii) 14,962 stock units, held directly, such shares will be paid out in shares of Class A Common Stock on the first business day of January 2025.
Shared power to vote or to direct the vote: Not applicable.
Sole power to dispose or to direct the disposition: The responses of the Reporting Person to Rows (5) through (9) of the cover page of this Schedule 13G are incorporated herein by reference. As of December 31, 2024, the Reporting Person has sole voting and dispositive power with respect to the 23,027 shares of Class A Common Stock as follows: (i) 8,065 shares of Class A Common Stock issuable pursuant to options held by the Reporting Person that are exercisable on, or within 60 days following, December 31, 2024; and (ii) 14,962 stock units, held directly, such shares will be paid out in shares of EL Class A Common Stock on the first business day of January 2025.
Shared power to dispose or to direct the disposition: Not applicable

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: As a result of the Reporting Person no longer being a trustee for the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor (the "2000 Revocable Trust"), effective December 7, 2024, the Reporting Person is no longer a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached thereto.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Richard D. Parsons: /s/ Laura Parsons, Nominated Executor of the Estate of Richard D. Parsons (02/03/2025)